Exhibit 99.1

ENGINE GAMING COMPLETES SHARES FOR DEBT SETTLEMENT

NEW YORK, NY / ACCESSWIRE / March 23, 2023 / Engine Gaming and Media, Inc. (GAME) (“Engine” or the “Company”) (NASDAQ:GAME)(TSXV:GAME) announces that further to its press release dated February 15, 2023 it has completed its shares for debt transaction whereby an aggregate of US$305,137 of the Company’s outstanding debt was extinguished by way of the issuance of 200,000 common shares in the capital of the Company (the “Shares”) at a deemed price of US$1.525 (CDN$2.04) per Share. The Company has also issued 100,000 common shares to fully settle an outstanding litigation matter. The Shares issued pursuant to the shares for debt transactions are subject to a four month plus one day hold period expiring on July 23, 2023.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME)(TSXV:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine Gaming generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Company Contact:

Lou Schwartz

647-725-7765

Stream Hatchet PR:

Amanda Brooks

Stream Hatchet

amanda@streamhatchet.com

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us